SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

___________

PRAECIS PHARMACEUTICALS INCORPORATED

(Name of Subject Company)

PRAECIS PHARMACEUTICALS INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(including the associated

Preferred Stock Purchase Rights)

(Title of Class of Securities)

739421402

(CUSIP Number of Class of Securities)

___________

Kevin F. McLaughlin

President and Chief Executive Officer

PRAECIS PHARMACEUTICALS INCORPORATED

830 Winter Street

Waltham, Massachusetts 02451

(781) 795-4100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Kent A. Coit, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, Massachusetts 02108 (617) 573-4800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on January 9, 2007, as amended on January 29, 2007 (the "Statement"), by PRAECIS PHARMACEUTICALS INCORPORATED, a Delaware corporation (the "Company"). The Statement relates to the cash tender offer by Pilgrim Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation ("Parent") and a wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales ("GSK"), disclosed in a Tender Offer Statement on Schedule TO dated January 9, 2007, as amended February 7, 2007 (the "Schedule TO"), filed with the Securities and Exchange Commission (the "SEC"), to purchase all of the outstanding common stock, par value $0.01 per share, of the Company (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the "Rights"), issued pursuant to the rights agreement, dated as of January 24, 2001, as amended, between the Company and American Stock Transfer & Trust Company, a New York banking corporation, as rights agent (such Common Stock, together with the associated Rights, the "Shares"), at a price of $5.00 per Share, net to the seller in cash (such price per Share, the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2007 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented by adding the following text to the end of Item 8:

"(j)	Consummation of Offer; Subsequent Offering Period.

"The Offer expired at 12:00 midnight, New York City time, on Tuesday, February 6, 2007. On February 7, 2007, GSK issued a press release announcing the completion of the Offer, which is filed as Exhibit (e)(9) hereto and is incorporated herein by reference. Upon expiration of the Offer, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer, and payment for such Shares will be made promptly, in accordance with the terms of the Offer. GSK and Purchaser have advised the Company that, as of the expiration of the Offer, a total of approximately 8,438,685 Shares were validly tendered to Purchaser and not withdrawn, including approximately 182,914 Shares delivered through notices of guaranteed delivery, representing approximately 78.53% of the Shares outstanding. These Shares include 102,538 Shares tendered by two wholly-owned subsidiaries of GSK.

"In its press release on February 7, 2007, GSK and Purchaser further announced that Purchaser had commenced a subsequent offering period for all remaining untendered Shares. The subsequent offering period will expire at 5:00 p.m., New York City time, on Wednesday, February 14, 2007, unless extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire.

"The same $5.00 per share price offered in the prior offering period will be paid during the subsequent offering period. Purchaser will immediately accept for payment all Shares validly tendered during this subsequent offering period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure, and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Exchange Act, Shares tendered during the subsequent offering period may not be withdrawn."

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(e)(9)	Press release issued by GSK on February 7, 2006 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PRAECIS PHARMACEUTICALS INCORPORATED

By:	/s/ Kevin F. McLaughlin
Name: Kevin F. McLaughlin
Title: President and Chief Executive Officer

Dated: February 7, 2007

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